SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 8)*

                    Under the Securities Exchange Act of 1934

                         Urstadt Biddle Properties Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   404265 10 0
                                   -----------
                                 (CUSIP Number)

                               Charles J. Urstadt
                      Chairman and Chief Executive Officer
                         Urstadt Biddle Properties Inc.
                               321 Railroad Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8200
                   -------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 1999
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d- 1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

CUSIP NO. 404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                                            Charles J. Urstadt
-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                                            OO; PF
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                            United States of America

-------------------------------------------------------------------------------------------------------------------
                      7        Sole Voting Power
      Number of                    65,800
        Shares
     Beneficially     8        Shared Voting Power
       Owned by                    1,600,000
         Each
      Reporting       9        Sole Dispositive Power
     Person With                   65,800

                      10       Shared Dispositive Power
                                   1,600,000
---------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,250,785
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
-------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                            37.2%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            IN
-------------------------------------------------------------------------------------------------------------------


                               Page 2 of 14 Pages

CUSIP NO. 404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                         Urstadt Property Company, Inc.

-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                                            N/A
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                                            Delaware

-------------------------------------------------------------------------------------------------------------------
                      7        Sole Voting Power
      Number of                            0
        Shares
     Beneficially     8        Shared Voting Power
       Owned by                       50,000
         Each
      Reporting       9        Sole Dispositive Power
     Person With                           0

                      10       Shared Dispositive Power
                                      50,000
---------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      50,000
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
-------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                            0.9%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            CO
-------------------------------------------------------------------------------------------------------------------


                               Page 3 of 14 Pages

CUSIP NO. 404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                                            Elinor F. Urstadt

-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                                            N/A
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                            United States of America

-------------------------------------------------------------------------------------------------------------------
                      7        Sole Voting Power
      Number of                       57,000
        Shares
     Beneficially     8        Shared Voting Power
       Owned by                       20,000
         Each
      Reporting       9        Sole Dispositive Power
     Person With                      57,000

                      10       Shared Dispositive Power
                                      20,000
---------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      77,000
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
-------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                            1.4%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            IN
-------------------------------------------------------------------------------------------------------------------


                               Page 4 of 14 Pages

CUSIP NO. 404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                                          Catherine Urstadt Biddle Irrevocable Trust,
                                          by Charles J. Urstadt as Sole Trustee

-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                                            OO
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  o

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                            United States of America
-------------------------------------------------------------------------------------------------------------------
                      7        Sole Voting Power
      Number of                            0
        Shares
     Beneficially     8        Shared Voting Power
       Owned by                      762,000
         Each
      Reporting       9        Sole Dispositive Power
     Person With                           0

                      10       Shared Dispositive Power
                                     762,000
---------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    762,000
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
-------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                            13.8%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            OO
-------------------------------------------------------------------------------------------------------------------


                               Page 5 of 14 Pages

CUSIP NO. 404265 10 0

-------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                                            Charles D. Urstadt Irrevocable Trust,
                                            by Charles J. Urstadt as Sole Trustee

-------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [ ]
-------------------------------------------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4        Source of Funds

                                            OO
-------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

-------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                            United States of America
-------------------------------------------------------------------------------------------------------------------
                      7        Sole Voting Power
      Number of                            0
       Shares
     Beneficially     8        Shared Voting Power
       Owned by                      768,000
         Each
      Reporting       9        Sole Dispositive Power
     Person With                           0

                      10       Shared Dispositive Power
                                     768,000
---------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    768,000
-------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
-------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                                     13.9%
-------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                                     OO
-------------------------------------------------------------------------------------------------------------------


                               Page 6 of 14 Pages

          This Amendment No. 8 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 7 (the "Schedule 13D"), is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of: (i) Urstadt Property Company, Inc., (ii) Charles J. Urstadt, (iii) Elinor F. Urstadt, (iv) the Catherine Urstadt Biddle Irrevocable Trust (the "CUB Trust"), by Charles J. Urstadt as Sole Trustee and (v) the Charles D. Urstadt Irrevocable Trust (the "CDU Trust"), by Charles J. Urstadt as Sole Trustee. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                      Item 3 of the Schedule 13D is hereby supplemented as follows:

                      See Item 4, below.

ITEM 4. PURPOSE OF TRANSACTION.

                      Item 4 of the Schedule 13D is hereby supplemented as follows:

                      On April 16, 1999, Mr. Urstadt, solely in his capacity as the trustee of the CUB Trust (the "CUB Trustee"), entered into, for and on behalf of the CUB Trust, a transaction with Countryside Square Limited Partnership, a Delaware limited partnership of which the sole general partner is the Issuer ("Countryside"), pursuant to which the CUB Trustee exchanged 300,000 shares of Class A Common Stock, par value $.01 per share, of the Issuer ("Class A Common Stock"), held by the CUB Trustee on behalf of, and subject to, the CUB Trust for 300,000 shares of Common Stock held by Countryside.

                      On the same date, Mr. Urstadt, solely in his capacity as the trustee of the CDU Trust (the "CDU Trustee"), entered into, for and on behalf of the CDU Trust, a transaction with Countryside, pursuant to which the CDU Trustee exchanged 300,000 shares of Class A Common Stock held by the CDU Trustee on behalf of, and subject to, the CDU Trust for 300,000 shares of Common Stock held by Countryside (the share exchange transaction between the CUB Trustee, for and on behalf of the CUB Trust, and Countryside, and the share exchange transaction between the CDU Trustee, for and on behalf of the CDU Trust, and Countryside are collectively hereinafter referred to as the "Share Exchange Transaction").

                      In addition, on April 6, 1999, the CUB Trustee and the CDU Trustee each entered into, for and on behalf of the CUB Trust and the CDU Trust, respectively, certain privately negotiated transactions with third parties pursuant to which the CUB Trustee and the CDU Trustee exchanged 12,000 shares and 18,000 shares, respectively, of Class A Common Stock held by the CUB Trust and the CDU Trust, respectively, for 12,000 shares and 18,000 shares, respectively, of Common Stock.

                      Further, on April 13, 1999, the Board of Directors of the Issuer approved the sale of 30,000 shares of Common Stock to Mr. Urstadt at a purchase price equal to $7.7228 per share in cash. Such sale was effected on April 16, 1999 with Mr. Urstadt's personal funds.

                               Page 7 of 14 Pages

                      Further, on April 6, 1999, the Urstadt Conservation Foundation (the "Urstadt Foundation"), an entity with whom Mr. Urstadt and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of shares of stock which it holds, acquired by purchase from the estate of Claire J. Urstadt, the mother of Mr. Urstadt, 20,000 shares of Common Stock at a price of $7.625 per share.

                      As a result, (i) Mr. Urstadt beneficially owns approximately 37.2% of the outstanding shares of Common Stock and 14.1% of the outstanding shares of Class A Common Stock, which, collectively, constitute 36.0% of the total voting power of the Issuer, and (ii) each of the CUB Trust and the CDU Trust beneficially owns approximately 13.8% and 13.9%, respectively, of the outstanding shares of Common Stock and 2.4% and 2.3%, respectively, of the outstanding shares of Class A Common Stock, which, in case of each of the CUB Trust and the CDU Trust, constitutes, respectively, 13.2% and 13.3% of the total voting power of the Issuer.

                      Mr. Urstadt consummated the Share Exchange Transaction to increase his percentage voting power in the Issuer. Mr. Urstadt may determine to increase further his percentage voting power in the Issuer by acquiring additional shares of Common Stock in one or more transactions. Such transactions could include, without limitation, (i) an exchange of shares of Class A Common Stock beneficially owned by Mr. Urstadt for shares of Common Stock similar to the Share Exchange Transaction with one or more third parties, (ii) a sale of the shares of Class A Common Stock beneficially owned by Mr. Urstadt together with a purchase of shares of Common Stock, in each case in open-market or privately negotiated transactions, or (iii) purchases of shares of Common Stock in open-market or privately negotiated transactions. Any such exchanges, purchases and sales would be dependent upon market conditions, availability of the shares, market prices and other factors.

                      As a result of the Share Exchange Transaction, Mr. Urstadt beneficially owns a number of shares of Common Stock and Class A Common Stock which represent a sufficient percentage of the voting power of the Issuer such that:
                      (i) a merger and certain other extraordinary corporate transactions involving the Company, (ii) the amendment of certain provisions of the Issuer's Articles of Incorporation, and (iii) the removal of the Issuer's directors, each of which must be approved by a vote of the holders of two-thirds of the outstanding voting power of the Issuer, would require the affirmative vote of the shares of Common Stock and Class A Common Stock beneficially owned by Mr. Urstadt.

                      Except as specifically set forth in this Item 4, none of UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust, the CDU Trust, or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although such persons may develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                      Item 5 of the Schedule 13D is hereby supplemented as follows:

                               Page 8 of 14 Pages

                      (a) UPCO is the beneficial owner of 50,000 shares of Common Stock, constituting 0.9% of the 5,524,761 shares of Common Stock outstanding as of April 16, 1999.

                            Mr. Urstadt is the beneficial owner of 65,800 shares of Common Stock individually, which, when added to the 50,000 shares of Common Stock held by UPCO, the 762,000 shares of Common Stock held by the CUB Trust, the 768,000 shares of Common Stock held by the CDU Trust, the 57,000 shares held by Mrs. Urstadt, the 20,000 shares of Common Stock held by the Urstadt Foundation and the approximately 527,985 shares of Common Stock issuable upon exercise of options exercisable within 60 days held by Mr. Urstadt (the "Option Shares"), constitute 2,250,785 shares of Common Stock, or 37.2% of the sum of (i) the 5,524,761 shares of Common Stock outstanding as of April 16, 1999 plus (ii) the Option Shares. These figures exclude approximately 51,127 shares of Common Stock issuable upon exercise of options which are not currently exercisable and will not become exercisable within 60 days. These figures also exclude 49,160 cash appreciation rights all of which are exercisable within 60 days.

                            Mrs. Urstadt is the beneficial owner of 57,000 shares of Common Stock individually, which, when added to the 20,000 shares of Common Stock held by the Urstadt Foundation, constitute 1.4% of the 5,524,761 shares of Common Stock outstanding as of April 16, 1999.

                            The CUB Trust is the beneficial owner of 762,000 shares of Common Stock, constituting 13.8% of the 5,524,761 shares of Common Stock outstanding as of April 16, 1999.

                            The CDU Trust is the beneficial owner of 768,000 shares of Common Stock, constituting 13.9% of the 5,524,761 shares of Common Stock outstanding as of April 16, 1999.

                            The Urstadt Foundation is the beneficial owner of 20,000 shares of Common Stock, constituting 0.4% of the 5,524,761 shares of Common Stock outstanding as of April 16, 1999.

                      (b) UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 50,000 shares of Common Stock owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

                            Mr. Urstadt has the sole power to vote or direct the
                            voting  of  and  to   dispose   of  or  direct   the
                            disposition of 65,800 shares of Common Stock.

                            Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 57,000 shares of Common Stock.

                            The CUB Trust and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 762,000 shares of Common Stock owned by the CUB Trust in view of the fact that Mr. Urstadt is the sole trustee of the CUB Trust.

                            The CDU Trust and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 768,000 shares of Common Stock owned by the CDU Trust in view of the fact that Mr. Urstadt is the sole trustee of the CDU Trust.

                            The Urstadt Foundation, Mr. Urstadt and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 20,000 shares of Common Stock owned by the Urstadt Foundation in view of the fact that Mr. Urstadt and Mrs. Urstadt are the sole trustees of the Urstadt Foundation.

                               Page 9 of 14 Pages

                      Item 5(c) of the Schedule 13D is hereby supplemented as follows:

                      (c) On April 6, 1999, the CUB Trustee and the CDU Trustee each entered into, for and on behalf of the CUB Trust and the CDU Trust, respectively, certain privately negotiated transactions with third parties pursuant to which the CUB Trustee and the CDU Trustee exchanged 12,000 shares and 18,000 shares, respectively, of Class A Common Stock held by the CUB Trust and the CDU Trust, respectively, for 12,000 shares and 18,000 shares, respectively, of Common Stock.

                            On April 13, 1999, the Board of Directors of the Issuer approved the sale of 30,000 shares of Common Stock to Mr. Urstadt and 2,000 shares of Common Stock to George H. C. Lawrence a director of the Issuer at a purchase price equal to $7.7228 per share in cash. Such sales were effected on April 16, 1999 with proceeds received by Mr. Urstadt and Mr. Lawrence from the Issuer's Deferred Directors' Fees Plan.

                            On April 6, 1999, the Urstadt Foundation, an entity with whom Mr. Urstadt and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of shares of stock which it holds, acquired by purchase from the estate of Claire J. Urstadt, the mother of Mr. Urstadt, 20,000 shares of Common Stock at a price of $7.625 per share.

                            Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust, the CDU Trust, or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

                               Page 10 of 14 Pages

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                      Item 7 of the Schedule 13D is hereby supplemented as follows:

                      1.       Joint Filing Agreement, dated April 20, 1999.

                               Page 11 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1999

                                   URSTADT PROPERTY COMPANY, INC.

                                   By:   /s/  Charles J. Urstadt
                                        ------------------------------
                                         Name:  Charles J. Urstadt
                                         Title: Chairman of the Board

                                   /s/  Charles J. Urstadt
                                   -----------------------
                                   Charles J. Urstadt

                                   /s/  Elinor F. Urstadt
                                   ----------------------
                                   Elinor F. Urstadt

                                   CATHERINE URSTADT BIDDLE IRREVOCABLE
                                   TRUST

                                   By:  /s/  Charles J. Urstadt
                                        ---------------------------
                                        Name:    Charles J. Urstadt
                                        Title:   Trustee

                                   CHARLES D. URSTADT IRREVOCABLE TRUST

                                   By:  /s/  Charles J. Urstadt
                                        ---------------------------
                                        Name:    Charles J. Urstadt
                                        Title:   Trustee

                               Page 12 of 14 Pages

                                  EXHIBIT INDEX

         Exhibit
         -------

         1.       Joint Filing Agreement, dated April 20, 1999.

                               Page 13 of 14 Pages

                                                                    Exhibit 1

                                    AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:            April 20, 1999

                                     URSTADT PROPERTY COMPANY, INC.

                                     By:  /s/  Charles J. Urstadt
                                          -----------------------------
                                          Name:   Charles J. Urstadt
                                          Title:  Chairman of the Board

                                     /s/  Charles J. Urstadt
                                     -----------------------
                                     Charles J. Urstadt

                                     /s/  Elinor F. Urstadt
                                     ----------------------
                                     Elinor F. Urstadt

                                     CATHERINE URSTADT BIDDLE IRREVOCABLE
                                     TRUST

                                     By:      /s/  Charles J. Urstadt
                                              --------------------------
                                              Name:   Charles J. Urstadt
                                              Title:  Trustee

                                     CHARLES D. URSTADT IRREVOCABLE TRUST

                                     By:      /s/  Charles J. Urstadt
                                              -----------------------
                                              Name:   Charles J. Urstadt
                                              Title:  Trustee


                               Page 14 of 14 Pages